

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Arnaud Ajdler
Managing Member
Engine Capital, L.P.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

> **Re: Engine Capital, L.P.**
> **MRC Global Inc.**
> **PREC14A filed by Engine Capital, L.P.**
> **Filed March 19, 2024**
> **File No. 001-35479**

Dear Arnaud Ajdler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed by Engine Capital, L.P.

Letter to MRC Stockholders, page 2

1. We note the following assertion in the Letter to MRC Stockholders: "MRC is likely to generate hundreds of millions of dollars in the next few years..." Statements regarding future value may violate Rule 14a-9, absent sufficient support and specificity. See the Note to Rule 14a-9. Revise to express as an opinion, to specify what is meant by "the next few years," and to explain the basis for your belief and whether you are referring to profits, revenues, etc. Alternatively, please delete.

Reasons for the Solicitation, page 9

2. In the chart under the heading "MRC Has Consistently Underperformed DNOW and the Broader Market," we note that you state DNOW Total Shareholder Return (since IPO) as "NA." Please explain why this information is not applicable or clarify what "NA"

means. Additionally, please identify the source of the information used in the chart or explain how the numbers were calculated.

Proposal I - Election of Directors, page 13

3.   We note your statement on page 14 that Schedule I includes Company securities purchase and sale information for "certain of the Participants." Item 5(b)(1) of Schedule 14A requires that this information must be provided for all participants, please revise accordingly.

4.   Revise to identify the six Unopposed Company Nominees and to explain why you do not oppose them.

5.   Refer to the disclosure in the second paragraph on page 16. Revise to clarify under what circumstances you could substitute or increase the number of your nominees, consistent with the requirements of the Company's advance noticebylaw provisions and notice provisions under the proxy rules.

Voting and Proxy Procedures, page 22

6.   Expand to state how a signed but unmarked proxy will be voted.

Solicitation of Proxies, page 26

7.   Your disclosure states that the solicitation of proxies will be made by, among other people, certain employees of Engine. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

Stockholder Proposals, page 28

8.   Refer to Rule 14a-5(e)(4) and CDI 139.03 under "Proxy Rules and Schedule 14A," available on our Web site. Consider whether you must expand the disclosure here to reference the information required by Rule 14a-19(b).

Certain Additional Information, page 29

9.   Revise to specifically cite to the information you are referencing that appears in the Company's proxy statement, rather than citing to specific items "among other things."

General

10.   Please fill in the blanks throughout the proxy statement, including as to the names of the Company nominees you oppose. Information subject to change may remain in brackets.

11.   Please ensure that all statements of opinion or belief in the proxy statement (for example, statements that you have "legitimate concerns about lacking boardroom experience" or it is "difficult for stockholders to keep management and the Board accountable for progress

toward long-term goals") are characterized as such, and supported by a reasonable factual basis included in the proxy statement. Please revise generally throughout the disclosure document and in future filings.

12.   See our last comment. Where citations are included for supporting material, provide enough detail to allow shareholders to be able to access and evaluate those materials. For example, revise the cites to "Per CapitalIQ" in several places to be more specific.

Form of Proxy, page 43

13.   Revise the form of proxy to clarify how signed but completely unmarked proxies will be voted. See Rule 14a-19(e)(7).

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions